UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Jamba, Inc.

(Name of Subject Company)

Jay Merger Sub, Inc.

(Offeror)

Focus Brands Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

47023A309

(CUSIP Number of Class of Securities)

Sarah Powell
Executive Vice President, General Counsel and Secretary
Focus Brands Inc.
5620 Glenridge Dr. NE
 Atlanta, GA 30342
(404) 255-3250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey D. Marell	Eric Wang
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Jennifer Gallo
1285 Avenue of the Americas	Brandee Diamond
New York, NY 10019	DLA Piper LLP (US)
(212) 373-3000	2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$206,763,050	$25,742

*                 Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 15,663,317 shares of common stock, par value $0.001 per share (the “Shares”), of Jamba, Inc., a Delaware corporation (“Jamba”), issued and outstanding, multiplied by the offer price of $13.00 per Share, (b) 333,125 Shares issuable pursuant to outstanding options to acquire Shares from Jamba with an exercise price less than the offer price of $13.00 per share, multiplied by $1.5913, which is the offer price of $13.00 per share minus the weighted average exercise price for such options of $11.4087 per share, and (c) 200,756 Shares issuable pursuant to outstanding time-based restricted stock units multiplied by the offer price of $13.00. The calculation of the filing fee is based on information provided by Jamba, Inc. as of August 10, 2018.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $25,742                                                                   Filing Party: Jay Merger Sub, Inc.

Form or Registration No: Schedule TO-T                                                       Date Filed: August 15, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 15, 2018 by Jay Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Focus Brands Inc. (“Parent”), a Delaware corporation.  The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Jamba, Inc. (“Jamba”), at a price of $13.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by:

Inserting after the subsection titled “Antitrust Compliance” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On August 23, 2018, John D. Stone, a purported stockholder of Jamba, filed a putative stockholder complaint in the United States District Court for the District of Delaware against Jamba, Parent, Purchaser and each of Michael A. Depatie, Lorna Donatone, Richard L. Federico, Andrew R. Heyer, David A. Pace, James C. Pappas, Glenn W. Welling captioned Stone v. Jamba, Inc., No. 18-CV-01304. Jamba has informed Parent that on August 23, 2018, Robert Lowinger, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba and the individual members of the Jamba Board, captioned Lowinger v. Jamba, Inc., No. 18-CV-01305. On August 24, 2018, Jordan Rosenblatt, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba, Parent, Purchaser and the individual members of the Jamba Board, captioned Rosenblatt v. Jamba, Inc., case No. 1:18-CV-01322-UNA. Jamba has informed Parent that on August 28, 2018, Wei-Hsin Fu, a purported stockholder of Jamba, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against Jamba and the individual members of the Jamba Board, captioned Fu v. Jamba, Inc. et al. The complaints assert claims under Rule 14D-9, 17 C.F.R. §210.14d-9(d) and Sections 14(d)(4) and/or 14(e), and 20(a) of the Exchange Act, challenging the Schedule 14D-9 and alleging that Schedule 14D-9 contains false and misleading statements or omissions of material fact in violation of the Exchange Act and the rules promulgated thereunder. The complaints seek, among other things, an order enjoining defendants from consummating the Offer and the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated, rescinding them or awarding rescissory damages and an award of attorneys’ and expert fees. Parent and Purchaser believe the claims asserted against them are wholly without merit.

Jamba is disclosing certain additional information (the “Supplemental Disclosures”) in the Schedule 14D-9 in response to the four complaints and solely for the purpose of mooting the allegations contained therein. Jamba denies the allegations of the four complaints, and denies any violations of law. Jamba believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. Jamba is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FOCUS BRANDS INC.

By:	/s/ Sarah E. Powell
	Name:	Sarah E. Powell
	Title:	Executive Vice President, General Counsel and Secretary

JAY MERGER SUB, INC.

By:	/s/ Sarah E. Powell
	Name:	Sarah E. Powell
	Title:	Executive Vice President, General Counsel and Secretary

Dated: September 4, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 15, 2018.*

(a)(1)(B)	Letter of Transmittal, dated August 15, 2018.*

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 15, 2018.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018.*

(a)(1)(F)	Summary Advertisement, as published in The New York Times on August 15, 2018.*

(a)(5)(A)

Joint Press Release issued by Focus Brands Inc. and Jamba, Inc., dated August 2, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Jamba, Inc. filed on August 2, 2018).

(b)(1)

Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, and Citibank, N.A., as trustee and securities intermediary.*

(b)(2)

Series 2017-1 Supplement to Base Indenture, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, and Citibank, N.A., as trustee and series 2017-1 securities intermediary.*

(b)(3)

Class A-1 Note Purchase Agreement, dated as of April 6, 2017, by and among Focus Brands Funding LLC, Carvel Funding LLC and McAlister’s Funding LLC, as co-issuers, the guarantors party thereto, Focus Brands Inc., as manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank plc and Coöperatieve Rabobank, U.A., New York Branch, as co-administrative agents.*

(d)(1)

Agreement and Plan of Merger, dated as of August 1, 2018, by and among Focus Brands Inc., Jay Merger Sub, Inc. and Jamba, Inc. (incorporated by reference to Exhibit 2.1 to Jamba, Inc.’s Current Report on Form 8-K filed on August 2, 2018).

(d)(2)	Mutual Nondisclosure Agreement, dated March 30, 2018, by and between Jamba, Inc. and Focus Brands Inc.*

(d)(3)

Form of Tender and Support Agreement, by and among Focus Brands Inc., Jay Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit 99.1 to Jamba, Inc.’s Current Report on Form 8-K filed on August 2, 2018).

(g)	None.

(h)	None.

* Previously filed.